

June 27, 2013

Via E-mail
Mr. Jonathan Brown
Interim Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re: Newcastle Investment Corp.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 1-31458**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1. You indicate that the disclosed credit ratings were determined by third parties "as of a particular date." Please tell us if that date is the date of issuance. If not, please tell us if you would be able to provide any clarity regarding the recent/stale nature of the ratings disclosed.

2. We note the disclosure of your assets' yields and costs of financing in Notes 8 and 9 to the financial statements included in your Form 10-Q for the first quarter. For the financial instruments retained following the spin-off, please tell us if you would be able to provide the spread between the yield and the cost of financing for such assets.

3.   We note your disclosure of the geographic distribution of the collateral securing your CMBS and ABS. Please tell us if you would be able to provide similar disclosure for the loans in your portfolio.

Consolidated Statements of Income, page 90

4.   We note that you have included dividends declared per share of common stock on the face of your Consolidated Statements of Income. Please tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Item 9A. Controls and Procedures, page 148

5.   We note your disclosure that there was a material weakness in your internal control over financial reporting as of December 31, 2011 with respect to the recording of the deconsolidation of CDO V. Please tell us whether there was a material weakness in disclosure controls and procedures as of December 31, 2011. In addition, please describe the nature of the material weakness in internal control over financial reporting, when it was identified, and when and how it was remediated.

6.   In addition please tell us the date the company's board of directors, a committee of the board of directors, or the officer or officers of the company authorized to take such action if board action is not required, concluded that the financial statements for the period ended December 31, 2011 should not be relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Duc Dang, Special Counsel at (202) 551-3386 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant